As filed with the Securities and Exchange Commission on July 19, 2000
                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             -----------------------

                           IMAGE SENSING SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

        MINNESOTA                                                41-1519168
(State or other jurisdiction                                   (I.R.S. Employer
     of incorporation)                                       Identification No.)

                             500 SPRUCE TREE CENTER
                           1600 UNIVERSITY AVENUE WEST
                            ST. PAUL, MINNESOTA 55104
                                 (651) 603-7700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


 William L. Russell, President      Copy to:     Kathleen L. Prudhomme, Esq.
  Image Sensing Systems, Inc.                       Dorsey & Whitney LLP
    500 Spruce Tree Centre                         Pillsbury Center South
  1600 University Avenue West                      220 South Sixth Street
St. Paul, Minnesota  55104-3825              Minneapolis, Minnesota  55402-1498
        (651) 603-7700                                 (612) 343-7973

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             -----------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE

     Title of securities           Amount to be       Proposed maximum offering     Proposed maximum aggregate         Amount of
      to be registered              registered           price per share(1)              offering price(1)         registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value         108,000                   $5.00                         $540,000                    $143


(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) and 457(h) under the Securities Act of 1933, as amended. The proposed maximum offering price is based upon the average of the high and low sale prices for the common stock reported on the Nasdaq consolidated reporting system on July 13, 2000.

                             -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                      SUBJECT TO COMPLETION, DATED JULY 19, 2000
PROSPECTUS






                         -------------------------------

                           IMAGE SENSING SYSTEMS, INC.

                                 108,000 SHARES
                                  COMMON STOCK

                         -------------------------------



This prospectus covers the sale of shares of the common stock, par value $.01 per share, of Image Sensing Systems, Inc. The shares covered by this prospectus consist of 108,000 shares of common stock. The shares will be sold from time to time by the selling shareholders named in this prospectus. Image Sensing Systems will not receive any of the proceeds from the sale of the shares.

The common stock is traded on The Nasdaq Small Cap Market under the symbol "ISNS." On July 18, 2000, the last reported sale price of the common stock as reported on the Nasdaq consolidated reporting system was $5.4375 per share.

                                 ---------------

SEE THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




                           IMAGE SENSING SYSTEMS, INC.
                             500 Spruce Tree Center
                           1600 University Avenue West
                            St. Paul, Minnesota 55104
                                 (651) 603-7700


                The date of this prospectus is __________, 2000.

                                TABLE OF CONTENTS

Risk Factors...............................................................3
Where You Can Find More Information........................................5
About Image Sensing Systems................................................6
Selling Shareholders......................................................10
Plan of Distribution......................................................11
Use of Proceeds...........................................................11
Experts...................................................................11
Legal Matters.............................................................11

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A NUMBER OF RISKS. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE BUYING ANY SHARES. YOU ALSO SHOULD BE AWARE THAT THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE NOT RELATED TO HISTORICAL RESULTS. THESE FORWARD-LOOKING STATEMENTS, SUCH AS STATEMENTS CONCERNING OUR STRATEGIES, PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS, INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING RISK FACTORS.

WE ARE DEPENDENT ON A SINGLE PRODUCT FOR MOST OF OUR REVENUE, AND IF WE DO NOT INCREASE THE MARKET FOR OUR PRODUCT, WE WILL BE UNABLE TO BE PROFITABLE AND OUR BUSINESS WILL BE HARMED.

         More than 80% of our revenue since inception has been generated from sales of, or royalties from the sales of, the Autoscope(R) system vehicle detection system, and the Autoscope system currently is our only product sold commercially. The application of machine vision technology to traffic management is a relatively new concept in the traffic management industry. Our financial success and prospects for growth will depend in large part on the continued development of the market for advanced technology solutions for traffic management and the acceptance of the Autoscope system as a reliable, cost-effective alternative to traditional vehicle detection systems. We cannot assure you that a sustainable market will develop for the Autoscope system or that, if a sustainable market does not develop, we will be able to utilize our technology profitably in other products or markets. If the Autoscope system does not gain greater market acceptance and if we are unable to increase awareness of our product and expand our customer base, sales of our products will suffer and we may be unable to sustain our business.

IF GOVERNMENTAL ENTITIES ELECT NOT TO USE OUR PRODUCT DUE TO BUDGETARY CONSTRAINTS, PROJECT DELAYS OR OTHER REASONS, OUR REVENUES MAY FLUCTUATE SEVERELY OR BE SUBSTANTIALLY DIMINISHED.

         We sell the Autoscope system primarily to governmental entities for use in large traffic control projects using advanced traffic control technologies. Unless and until broader market acceptance of the Autoscope system is achieved, we will continue to rely substantially on revenues and royalties from sales of the Autoscope system to governmental entities. It often takes considerable time before governmental traffic control projects are developed to the point where a purchase of the Autoscope system is made, and a purchase of our product also may be subject to a time-consuming approval process. Additionally, governmental budgets and plans may change without warning. Substantial delays in purchase decisions by governmental entities, or governmental budgetary constraints, could cause our revenues and income to drop substantially or to fluctuate significantly between fiscal periods.

IF OUR PRIMARY DISTRIBUTOR FAILS TO PAY ROYALTIES TO US IN A TIMELY MANNER OR AT ALL, OUR FINANCIAL RESULTS WILL SUFFER.

         We have entered into an agreement with Econolite Control Products, Inc., pursuant to which Econolite is the exclusive distributor of the Autoscope system in North America and the Caribbean. In exchange for its right to distribute our product, Econolite pays us royalties for sales of the Autoscope system. Since 1991, more than 60% of our revenue has consisted of royalties resulting from sales made by Econolite. A failure by Econolite to make royalty payments to us in a timely manner or at all will significantly reduce our revenues and harm our financial condition.

OUR DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND MARKETING OUR PRODUCT MAY PREVENT US FROM MEETING CUSTOMERS' NEEDS IN A TIMELY MANNER.

         We do not have, and do not intend to develop in the near future, the capability to manufacture our products. We have entered into agreements with Econolite Control Products, Inc. and Cohu, Inc., Electronic Division to manufacture the Autoscope system and related technology. If Econolite and Cohu are unable to manufacture our products in the future, we may be unable to identify other manufacturers able to meet product and quality demands in a timely manner or at all. Our inability to find suitable manufacturers for our products could result in delays or reductions in product shipments, which in turn may harm our business reputation and results of operations. In addition, we have granted Econolite the exclusive right to market the Autoscope system and related products in North America and the Caribbean. Consequently, our revenues depend to a significant extent on Econolite's marketing efforts. Econolite's inability to effectively market the Autoscope system, or the disruption or termination of that relationship, could result in reduced revenues and market share for our products.

OUR DEPENDENCE ON SINGLE-SOURCE SUPPLIERS AND SPECIALIZED SUPPLIERS MAY PREVENT US FROM MEETING CUSTOMERS' NEEDS IN A TIMELY MANNER.

         Some of the component hardware incorporated into the Autoscope system, such as the supervisor computer and the video monitor, are standard computer hardware products that are available from multiple sources. Other parts, such as the microprocessor and digitizer, are manufactured to our specifications by third-party vendors for integration into the system. If current vendors of components for the Autoscope system fail to meet quality and performance expectations, and if alternative component vendors are unavailable, shortages of parts or the need to change vendors could limit our ability to manufacture the Autoscope system, which would harm our business reputation and financial results.

WE MAY FACE INCREASED COMPETITION IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, AND EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION.

         Our success depends in large measure on the protection of our proprietary technology rights. We rely on trade secret, copyright and trademark laws, patents and confidentiality agreements with employees and third parties, all of which offer only limited protection. We cannot assure you that the scope of any current or future patents relating to our products will exclude competitors or provide competitive advantages to us, or that the current patent on the technology underlying the Autoscope system will be held valid if challenged. We also cannot assure you that others have not developed or will not develop similar products, duplicate any of our products or design around our patents. The reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could adversely affect our business and financial results. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and the diversion of management resources, either of which could harm our business.

         We have not applied for patent protection in all foreign countries in which we may market and sell the Autoscope system. Consequently, our proprietary rights in the technology underlying the Autoscope system will be protected only to the extent that trade secret, copyright or other non-patent protection is available in other countries and to the extent we are able to enforce our rights in those countries. The laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology.

         The U.S. and foreign patents for certain aspects of the underlying technology for the Autoscope system are owned by the University of Minnesota. We have entered into a license agreement with the University of Minnesota, pursuant to which we have been granted an exclusive, worldwide license, with a right to grant sub-licenses, to make, have made, use, sell and lease products incorporating the Autoscope technology, and we pay royalties to the University for this license. The University of Minnesota may terminate the license only in limited circumstances, but any termination would prevent us from developing and selling our products and therefore would severely disrupt our business operations.

INCREASED COMPETITION MAY MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS, AND IF WE ARE UNSUCCESSFUL IN DEVELOPING NEW APPLICATIONS AND PRODUCT ENHANCEMENTS, OUR PRODUCTS MAY BECOME OBSOLETE.

         Competition in the area of advanced traffic management and surveillance is growing. Some of the companies that may compete with us in the business of developing and implementing traffic control systems have substantially more financial, technological, marketing, personnel and research and development resources than we have. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. If we are unable to compete successfully with these companies, the market share for our products will decrease, and competitive pressures may seriously harm our business.

         Additionally, the market for adaptive technology for vehicle detection is continuously seeking more advanced technological solutions to traffic management and control problems. Technologies such as embedded loop detectors, pressure plates, pneumatic tubes, radars, lasers, magnetometers, acoustics, and microwaves that have been used as traffic sensing devices in the past will be enhanced for use in the traffic management industry, and new technologies may be developed. We are aware of several companies that are developing traffic management devices using machine vision technology or other advanced technology. We expect that we increasingly will face competitive product developments, applications and enhancements. New technologies or applications in traffic control systems may provide our customers with alternatives to the Autoscope system and could render our products or technologies noncompetitive or obsolete. If we are unable to increase the number of our applications and develop and commercialize product enhancements and applications in a timely manner that respond to changing technology and satisfy the needs of our customers, our business and financial results will suffer. We cannot be certain that we will be successful in developing and marketing product enhancements or new products on a timely or cost-effective basis or that these products, if developed, will achieve market acceptance.

OUR INABILITY TO MANAGE GROWTH EFFECTIVELY COULD SERIOUSLY HARM OUR BUSINESS.

         Growth and expansion of our business could significantly strain our capital resources as well as the time and abilities of our management personnel. Our ability to manage growth effectively will require continued improvement of our operational, financial and management systems, and successful training, motivation and management of our employees. If we are unable to manage growth successfully, our business and operating results will suffer.

THE SIGNIFICANT CONTROL OVER SHAREHOLDER VOTING MATTERS THAT MAY BE EXERCISED BY OUR DIRECTORS AND OFFICERS MAY DEPRIVE OTHER SHAREHOLDERS OF THE ABILITY TO INFLUENCE CORPORATE ACTIONS.

         As of March 10, 2000, our directors and officers owned beneficially approximately 53.6% of our outstanding common stock. Accordingly, these shareholders may be able to influence the outcome of shareholder votes, including votes concerning the election of directors and the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions, regardless of how other shareholders may vote. This concentration of voting control among our officers and directors may result in the deferral, prevention or significant delay in a change in management or change in control of Image Sensing Systems and may constrain the voting or other rights of other holders of our Common Stock.

OUR BUSINESS OPERATIONS WILL BE SEVERELY DISRUPTED IF WE LOSE KEY PERSONNEL OR IF WE FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

         Our technology is dependent upon the knowledge, experience, and skills of key scientific and technical personnel. Additionally, our ability to continue technological developments and to market our products, and thereby develop a competitive edge in the marketplace, depends in large part on our ability to attract and retain qualified scientific and technical personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain the individuals we need. The loss of key personnel, or our inability to hire and retain qualified personnel, will harm our business.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, or at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is listed on the New York Stock Exchange, and you also may inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         We have filed with the SEC a registration statement on Form S-3 to register the common stock to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The full registration statement can be obtained from the SEC as indicated above. The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you in this prospectus by referring you to other documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically will update and supersede this prospectus. We previously have filed the following documents with the SEC and are incorporating them by reference into this prospectus:

         o our annual report on Form 10-KSB for the fiscal year ended December 31, 1999;

         o our quarterly report on Form 10-QSB for the quarter ended March 31, 2000; and

         o the description of our common stock contained in any of our registration statements filed under the Exchange Act, and any amendment or report filed for the purpose of updating the description.

Additionally, we are incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of the shares.

         Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any documents that are incorporated by reference into this prospectus, except for exhibits that are specifically incorporated by reference into those documents. You may request a copy of these filings by writing or telephoning us at the following address:

                           Image Sensing Systems, Inc.
                             500 Spruce Tree Centre
                           1600 University Avenue West
                             St. Paul, MN 55104-3825
                                 (651) 603-7700

         You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any other document to which we have referred you. We have not authorized any other person to provide you with different information. The selling shareholders should not make an offer of the shares in any state where the offer is not permitted. You should assume that the information in this prospectus or any supplement to this prospectus is accurate only as of any date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

                           ABOUT IMAGE SENSING SYSTEMS

         Urban traffic congestion is a major global problem. Consequently, in the United States and in many developed countries throughout the world, there is a growing demand for traffic management and control technology. In the United States, local and national government agencies continuously seek new solutions to traffic congestion. Traffic planners can build new roads or develop mass transit. However, both of these options are expensive, time consuming and, in many situations, simply not feasible. In this era of governmental budgetary constraints, traffic planners increasingly are seeking solutions that will maximize the efficiency and utilization of the existing roadways.

         We develop and market products for use in advanced traffic management systems, freeway incident detection and traffic data collection to reduce congestion and improve roadway planning. Automated vehicle detection for traffic management traditionally has been performed with inductive wire loops buried in the pavement. However, embedded loop detectors are difficult to install and maintain, are destructive to road surfaces and are not capable of wide-area vehicle detection without the use of many loops. Our products use a technology called video image processing to provide traffic managers with what we believe is a superior method to reduce roadway congestion, improve roadway planning and increase cost efficiencies in traffic management and control.

         We were founded in Saint Paul, Minnesota, in 1984. Our principal executive offices are located at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota, 55104-3825. Our telephone number at that location is
(651) 603-7700. To obtain additional information about Image Sensing Systems, see the section titled "Where You Can Find More Information."

MACHINE VISION TECHNOLOGY AND THE AUTOSCOPE(R) WIDE AREA VIDEO VEHICLE DETECTION SYSTEM

         Video image processing, also known as machine vision or artificial vision, is a technology that analyzes video images through computer programs and special purpose hardware. Machine vision technology uses video cameras and computers to emulate the function of the human eye, converting real world "scenic" information into digital electronic signals for processing by computer. Machine vision has a number of industrial applications. For example, machine vision technology is used for quality control in manufacturing processes. An image of a manufactured product can be fed by video into a computer and analyzed to determine if that finished product satisfies production standards that have been programmed into the computer. The defense industry has applied machine vision technology to "smart" bombs, which use video imaging technology to identify targets through the use of special optic sensors. The sensors feed scenic information into sophisticated computer programs that then process the scenic information into target location coordinates.

         We have combined our proprietary machine vision technology, consisting of complex algorithms, software and special purpose hardware, with commercially available video and computer equipment to create the Autoscope(R) Wide Area Video Vehicle Detection System. The Autoscope system converts video images of a traffic scene into digitized traffic data that may be transmitted to local or remote locations for real-time traffic management and data collection. The data also may be stored for later analysis. The Autoscope technology initially was developed in the mid-1980s by Dr. Panos Michalopoulos, our Technical and Scientific Advisor and one of our directors, and a professor at the University of Minnesota. The technology was further developed at the University of Minnesota from 1985 to 1991 with involvement by Dr. Michalopoulos, and in 1987, utilizing the technology underlying the Autoscope system, the University of Minnesota demonstrated the first working traffic application of image processing technology.

         The Autoscope system was first marketed and sold commercially in 1991. Our cornerstone products are the Autoscope 2004 system, which we first introduced in 1991, and the Autoscope Solo(TM) system, which we first introduced in October 1998. The Autoscope 2004 system generally consists of one to four video cameras, a flexible modular microprocessor with specialized software and circuitry, and a supervisor computer with a video monitor, keyboard and mouse. The Solo incorporates the Autoscope microprocessor and circuitry into a single video camera.

         The Autoscope system permits a user to draw detection zones on a video screen displaying the traffic scene and derive traffic data from the portion of the image specified by the detection zones displayed on the screen. The system analyzes virtual detection zones that appear only on the video screen, not on the roadway. The system user determines the detection zones by drawing them on a video monitor with a mouse. Each detection zone represents an area in the field of view of the camera that the system user wishes to analyze for determining the presence of vehicles or extracting other pertinent traffic data. More than 100 detection zones can be programmed into multi-camera systems. Different types of detection zones may be selected and placed anywhere in any orientation within the field of view of the cameras using the system's unique interactive graphics. The detection zones can be changed simply by using the mouse to resize, reshape or relocate the detection zones on the video monitor. Once a new detection configuration has been created, the supervisor computer system can display the detection zones on its own video monitor, together with the live video image, to monitor the system in operation. When a vehicle is under the detection zone, the detection zone changes in color or intensity, thereby providing visual verification of correct system operation. Measured traffic data may be displayed on the video monitor of the supervisor computer in numeric format. The traffic data may be transmitted to another host computer via modem and dial-up telephone lines, private cable, fiber optic network, direct cable connection or various other wireless communications equipment. Vehicle detection output also can be routed to intersection signal controllers. A detection signal is generated each time a vehicle crosses one of the virtual detection zones, thus enabling the system to accumulate measured traffic data in user-selected categories, such as volume, average speed, time occupancy (percent of time the detection zone is occupied), headways (time interval between vehicles), flow rate (vehicles per hour per lane) and vehicle length. Information from the system can be processed in real time or stored for later analysis.

         The Autoscope system is modular, flexible and expandable. The Autoscope supervisor computer and video monitor may be disconnected once the detection zone configuration has been transferred to the microprocessor. The system then can operate independently, providing detection zone outputs and storing traffic data in the microprocessor's internal memory. The same portable supervisor computer and video monitor may be used with multiple Autoscope systems, and most brands of commercially available personal computers with standard configurations can be used as the supervisor computer in the system. New detection zone configurations can be saved to diskette, and previously saved detection zone configurations can be retrieved from diskette for downloading into each system. The same Autoscope microprocessor can be used with multiple cameras, each with its own detection zone configuration. The Autoscope system is easier to install and maintain than embedded loop detectors; is non-destructive to road surfaces; and is capable of wide-area vehicle detection with a single camera, thus enabling one camera to do the work of many loops. We believe that the Autoscope system is superior to loop detectors and most other commercially available vehicle detection systems in its current range of applications and its ability to support new applications for advanced technology solutions to traffic management problems.

         Dr. Michalopoulos has assigned all of his rights in the technology underlying the Autoscope system to us or to the University of Minnesota. The U.S. patent for specified aspects of that technology was issued to the University of Minnesota in 1989. We have an exclusive worldwide license from the University of Minnesota for use of the technology, and we pay royalties to the University of Minnesota in exchange for this license. The University of Minnesota has filed applications to perfect related patents in France, Germany, Japan and the United Kingdom. In 1998 we obtained a Conformite Europeenne (CE) Mark, a worldwide standard for safety and quality assurance, for the Autoscope technology.

         We have sublicensed the exclusive right to manufacture and market the Autoscope system in North America and the Caribbean to Econolite Control Products, Inc. of Anaheim, California and receive royalties from Econolite on sales of the Autoscope system in those territories. Econolite also manufactures the Autoscope system on a non-exclusive basis for direct sales by us outside of North America and the Caribbean. In 1993, we began to market the Autoscope system outside of North America through distributor arrangements, and we intend to continue to increase our marketing efforts in foreign countries. We currently have 21 distributors covering countries primarily in Europe, Asia and South America. The customers for Autoscope are primarily federal, state, city and county departments of transportation; road commissions; and port, turnpike, tunnel and other transportation authorities.

         To date, we have installed more than 3,000 Autoscope systems in more than 30 countries around the world, including a large number of U.S. sites. Examples of cities and counties where the Autoscope system currently is in use are St. Paul and Minneapolis, Minnesota; Oakland County, Michigan; Cologne and Wolfsburg, Germany; and Bratislava, the Slovak Republic.

APPLICATIONS FOR THE AUTOSCOPE SYSTEM

         The Autoscope system may be used in a number of applications, primarily for intersections, freeways, tunnels and traffic count stations. In addition, we have identified additional potential traffic and non-traffic related applications for the system that we intend to pursue.

         INTERSECTION APPLICATIONS

         The Autoscope system can be installed at an intersection to provide traffic detection information as required by an intersection signal controller. An intersection signal controller is essentially a device that contains a set of sophisticated computer programs, separate from the vehicle detection system, that uses the traffic detection information to control the green, yellow and red lights for each of the turning or through lanes to provide for safe and efficient movement of vehicles through the intersection. More sophisticated intersection signal controllers use detection information to maximize the efficient flow of traffic through one or more intersections. The extent to which a signal controller is successful is dependent not only on the level of sophistication of the controller but also on the quality and reliability of the detection system and the type of traffic data provided.

         The Autoscope system can be programmed to provide data with respect to vehicle presence, traffic volume, time occupancy (percent of time the detection zone is occupied), vehicle speed, turning movements, queue lengths, stopped vehicles, vehicle direction and vehicle length. This information is then routed to the intersection signal controller to control the flow of traffic at the intersection or provide alarms at centralized traffic control centers. For example, the Autoscope system can determine that a queue has developed at a stoplight and route that information to the intersection controller so that the signal times can be adjusted appropriately or a left turn signal phase can be engaged if a line develops at the left turn lane. In addition, selected detection zones in the Autoscope system can be programmed so that they only detect cars moving in one direction. This capability can be used to prevent undesired detections, such as a left turning vehicle that has turned too sharply and is momentarily driving in the wrong lane. This capability can also be used to detect cars going the wrong way on a one-way street or the wrong way on a freeway exit ramp. The majority of all commercially installed Autoscope systems currently are being used for intersection control applications.

         FREEWAY APPLICATIONS

         For freeway applications, Autoscope provides information for traffic management analysis, ramp control, incident detection and automated surveillance. Typical traffic information provided by the system includes traffic volumes, time occupancy, vehicle speeds and vehicle counts of three different vehicle classes based on length. The system also is used to signal an alarm if it detects stopped vehicles or the sudden onset of congestion in a detection zone indicating a traffic incident on the highway. Using a video camera next to a freeway on-ramp, the Autoscope system detects traffic movement on a freeway on-ramp or in the merging area on the freeway, and the resulting data is used to prevent a queue from developing on a side street, to control on-ramp traffic signals or to determine the capacity of a merge area for planning and control purposes.

         TRAFFIC INFORMATION GATHERING AND ANALYSIS

         The Autoscope system also is used for basic traffic information gathering and analysis on intersections, freeways and other roadways. Traffic planners use the traffic data collected by the Autoscope system to design roadway changes, define signal timing plans, approve commercial development plans and define the environmental impact of traffic congestion. The Autoscope system has been deployed in temporary or semi-permanent configurations as a portable detection system during road repairs, construction or resurfacing and for special studies, such as traffic data collection by a planning department, a traffic consultant or a university. The Autoscope system captures vast amounts of traffic data in its own memory or on a hard disk of the supervisor computer for later off-line graphing and analysis. Further flexibility is gained with the ability to videotape a section of roadway with a portable video camera and measure the traffic data off-line with the Autoscope processor.

INTELLIGENT TRANSPORTATION SYSTEMS

         The costs resulting from traffic congestion, including wasted fuel, increased accidents and lost time, are substantial. In a 1987 report to the U.S. Congress, the U.S. Secretary of Transportation estimated that lost productivity due to urban traffic congestion for the 25 largest U.S. metropolitan areas is approximately $34 billion per year and approximately $100 billion per year for the entire country. In an effort to reduce these costs, in 1991 Congress enacted the Intermodal Surface Transportation Efficiency Act (ISTEA), the purpose of which is to develop economically efficient and environmentally sound solutions to transportation system problems in the United States. As part of ISTEA, Congress endorsed a national transportation initiative known as Intelligent Transportation Systems, or "ITS," and appropriated substantial funding for ITS projects. Under ISTEA, the U.S. Department of Transportation must report to Congress periodically regarding the progress of ITS projects.

         ITS represents a new and growing area of interest within the transportation industry, dedicated to the application of advanced technology to meet the increased demands on the nation's transportation systems. One central principle of the ITS program is that solutions to transportation problems in the United States should focus on more efficient use of the current roads and systems, rather than merely increasing the quantity of roads and systems. ITS encourages technological developments that will improve highway safety, system operating efficiency, environmental quality or energy utilization in transportation through improved interactions between roads, vehicles and their drivers. ITS is an interdisciplinary initiative composed of a number of technologies, including those developed and used in the defense industry, information processing, communications, control and electronics. With funding and oversight from the U.S. Department of Transportation, the Federal Highway Administration and the state departments of transportation, the ITS program seeks to develop and implement a variety of transportation user services.

         On June 9, 1998, the Transportation Equity Act for the 21st Century, or "TEA-21," was signed into law. TEA-21 authorized $198 billion in spending for highways, highway safety, transit and other surface transportation programs over the five years following its enactment into law. Under TEA-21, more than $10 billion has been earmarked for mitigation of congestion and air quality improvement, to develop and deploy advanced intelligent transportation system technologies and for transportation research and technology deployment. TEA-21 provides transportation managers with increased funding over the five-year period to enable increased deployment of machine vision technology.

         We are aware that other countries are initiating or contemplating initiating programs similar to ITS. For example, the European Union has a program called ERTICO that attempts to manage traffic with advanced technology. An ITS-type program also has been implemented in South Korea, and we have participated in that program. We believe that as market acceptance increases in these and other countries, the utilization of the Autoscope system for freeway applications will increase.

         We believe that implementation of advanced traffic management schemes envisioned by ITS and similar programs requires collection of data showing real-time traffic conditions, including traffic volume, roadway occupancy, traffic speed, stopped vehicles, vehicle direction, vehicle length and traffic incidents. Old technologies, such as embedded loop detectors, generally are too expensive to install and maintain in the large quantities required for implementing some of the more aggressive ITS programs. Consequently, we believe the Autoscope system, which uses more efficient machine vision technology, will become increasingly valuable to traffic managers.

                              SELLING SHAREHOLDERS

         We have agreed to register the resale by the selling shareholders of 108,000 shares of our common stock that are owned by the selling shareholders. The selling shareholders are offering all 108,000 shares in this offering, although there is no requirement or assurance that all shares will be sold.

         The following table lists the selling shareholders and the number of shares each selling shareholder beneficially owns and may sell pursuant to this prospectus.

                                         NUMBER OF SHARES OF           MAXIMUM NUMBER         NUMBER OF SHARES OF
                                            COMMON STOCK               OF SHARES TO BE           COMMON STOCK
                                         BENEFICIALLY OWNED           SOLD PURSUANT TO        BENEFICIALLY OWNED
NAME OF SELLING SHAREHOLDER             PRIOR TO THE OFFERING        THIS PROSPECTUS(1)      AFTER THE OFFERING(1)
------------------------------------    ----------------------       --------------------    ----------------------

Equity Securities Investments, Inc.                    34,020                     32,400                     1,620
Bobbi Brack Hauser                                     21,600  (2)                 6,000                    15,600
Peter L. Hauser                                       157,200  (3)                61,200                    96,000
Laurence S. Zipkin                                      8,400                      8,400                         0
------------------------------------    ----------------------       --------------------    ----------------------
TOTAL                                                 221,220                    108,000                   113,220


(1)      Assumes the sale of all of the shares offered by this prospectus.

(2) Excludes 157,200 shares held by Ms. Hauser's spouse, as to which she has no voting or investment power and disclaims beneficial ownership.

(3) Includes 35,280 shares held in two Individual Retirement Accounts for the benefit of Mr. Hauser. Excludes 21,600 shares held by Mr. Hauser's spouse, as to which he has no voting or investment power and disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholders. As used in this prospectus, "selling shareholders" includes donees, pledgees and transferees selling shares received from the named selling shareholders after the date of this prospectus. The selling shareholders may offer and sell from time to time all or a portion of their shares of common stock in one or more types of transactions (which may include block transactions) on The Nasdaq Small Cap Market, in privately negotiated transactions, through put or call options transactions, through short sales or through a combination of these methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling shareholders. The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 of the Securities Act of 1933, as amended, provided they meet the criteria and conform to the requirements of Rule 144. There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

         The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any discounts and commissions received by them and any profit realized by them on the resale of shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Securities Exchange Act of 1934, as amended.

         We will pay all expenses associated with the registration of the shares, other than legal fees incurred by the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be paid by the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 USE OF PROCEEDS

         The selling shareholders will receive the proceeds from the sale of the shares of common stock covered by this prospectus. We will not receive any of the proceeds from the sale of the shares.

                                     EXPERTS

         The consolidated financial statements of Image Sensing Systems, Inc. at December 31, 1999 and 1998, and for the years then ended, appearing in our Annual Report (Form 10-KSB) and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which, as to the year 1999, is based in part on the report of Howarth Hong Kong CPA Limited, independent auditors. The financial statements referred to above are incorporated by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares offered in this prospectus has been passed upon for us by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC Registration Fee........................................  $     143
         Accounting Fees and Expenses..............................        5,000
         Legal Fees and Expenses...................................        5,000
         Miscellaneous ..............................................      1,500
                                                                       ---------
                  Total..............................................  $  11,643

         All fees and expenses other than the SEC registration fee are estimated. The expenses listed will be paid by Image Sensing Systems.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Our Restated Articles of Incorporation provide for indemnification of directors to the fullest extent permitted by Minnesota law. Section 302A.521, subd. 2, of the Minnesota Statutes requires corporations to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the corporation, against judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer or employee of the corporation involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation. In addition, Section 302A.521, subd. 3, of the Minnesota Statutes requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders or by a court.

         Article IX of our Bylaws provides that we shall indemnify officers and directors to the extent permitted by Section 302A.521 of the Minnesota Statutes as now enacted or hereafter amended.

ITEM 16.  LIST OF EXHIBITS

5.1      Opinion of Dorsey & Whitney LLP.

23.1     Consent of Ernst & Young LLP.

23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this registration statement).

24.1 Power of Attorney (included on the signature page to this registration statement).

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on July 19, 2000.

                                   IMAGE SENSING SYSTEMS, INC.

                                   /s/ William L. Russell
                                   ------------------------------------
                                   William L. Russell
                                   Chairman and Chief Executive Officer

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William L. Russell and Jeffrey F. Martin, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities (including the undersigned's capacity as a director and/or officer of Image Sensing Systems, Inc. (the "Company")), to sign a Registration Statement on Form S-3 of the Company to be filed under the Securities Act of 1933, as amended, for the registration of the resale of 108,000 shares of Common Stock of the Company by the selling shareholders named therein, and any and all amendments (including post-effective amendments) to such Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 19, 2000.

Name                                        Title
----                                        -----

/s/ William L. Russell                      Chairman and Chief Executive Officer
------------------------------------        (principal executive officer)
William L. Russell

/s/ Jeffrey F. Martin                       Chief Financial Officer, Treasurer
------------------------------------        (principal financial and accounting
Jeffrey F. Martin                           officer)

/s/ Richard P. Braun                        Director
------------------------------------
Richard P. Braun

/s/ Richard C. Magnuson                     Director
------------------------------------
Richard C. Magnuson

/s/ Panos G. Michalopoulos                  Director
------------------------------------
Panos G. Michalopoulos

/s/ James Murdakes                          Director and Secretary
------------------------------------
James Murdakes

/s/ Constantine Xykis                       Director
------------------------------------
Constantine Xykis

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   -----------

5.1      Opinion of Dorsey & Whitney LLP.

23.1     Consent of Ernst & Young LLP.

23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this registration statement).

24.1 Power of Attorney (included on the signature page to this registration statement).